UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of December 2009-February 2010

Commission File No. 0-31076

TERYL RESOURCES CORP.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC  V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated December 3, 2009

99.2

Material Change Report dated December 3, 2009

99.3

Material Change Report dated December 3, 2009

99.4

News Release dated December 4, 2009

99.5

Financial Statement Request Form

99.6

Voting Instruction Form

99.7

Notice of Annual General Meeting of Shareholders dated November 24, 2009

99.8

Form of Proxy

99.9

Material Change Report dated December 10, 2009

99.10

Material Change Report dated December 10, 2009

99.11

Information Ciruclar

99.12

News Release dated January 6, 2010

99.13

Material Change Report dated January 14, 2010

99.14

News Release dated January 18, 2010

99.15

Material Change Report dated January 22, 2010

99.16

News Release dated January 28, 2010

99.17

Interim financial statements for six months ended November 31, 2009

99.18

Management’s Discussion & Analysis for six months ended November 31, 2009

99.19

Form 51-109FV2 - CFO Certification

99.20

Form 51-109FV2 - CEO Certification

99.21

News Release dated February 2, 2010

99.22

Material Change Report dated February 5, 2010

99.23

Material Change Report dated February 5, 2010

99.24

News Release dated February 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.

(Registrant)

By

/s/ John Robertson

John Robertson,

President

Date     March 16, 2011